Mail Stop 4561

February 1, 2007

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

      Re: **Hypercom Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Quarterly Period Ended March 31, 2006
              Form 10-Q for the Quarterly Period Ended June 30, 2006
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              File No. 001-13521

Dear Mr. Keiper:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief